UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Eagle Rock Energy Partners, L.P.
(Name of Issuer)

Common Units, representing limited partner interests, no par value
(Title of Class of Securities)

26985R 10 4
(CUSIP Number)

Charles C. Boettcher
Eagle Rock Energy Partners, L.P.
16701 Greenspoint Park Drive
Suite 200
Houston, Texas 77060
(281) 408-1200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 7, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: EAGLE ROCK HOLDINGS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☑
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 2,338,419(1)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 2,338,419(1)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,338,419(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.2%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN
(1) See Schedule A attached to Amendment No. 6 to the Schedule 13D/A filed on September 18, 2009 for additional information.

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: EAGLE ROCK GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☑
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 2,338,419(1)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 2,338,419(1)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,338,419(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.2%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO (Limited Liability Company)
(1) See also Schedule A attached to Amendment No. 6 to the Schedule 13D/A filed on September 18, 2009 for additional information.

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: MONTIERRA MINERALS & PRODUCTION, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☑
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 2,868,556
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 2,868,556
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,868,556
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: MONTIERRA MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☑
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 2,897,047(1)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 2,897,047(1)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,897,047(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.2%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO (Limited Liability Company)
(1) See also Schedule A attached to Amendment No. 6 to the Schedule 13D/A filed on September 18, 2009 for additional information.

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: NATURAL GAS PARTNERS VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☑
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,701,497
	8	SHARED VOTING POWER: 8,845,343(1)
	9	SOLE DISPOSITIVE POWER: 1,701,497
	10	SHARED DISPOSITIVE POWER: 8,845,343(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 10,546,840(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.0%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN
(1)  See also Schedule A attached to Amendment No. 6 to the Schedule 13D/A filed on September 18, 2009 for additional information.

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: NATURAL GAS PARTNERS VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☑
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,763,206
	8	SHARED VOTING POWER: 2,338,419(1)
	9	SOLE DISPOSITIVE POWER: 1,763,206
	10	SHARED DISPOSITIVE POWER: 2,338,419(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,101,625(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.4%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN
(1)  See also Schedule A attached to Amendment No. 6 to the Schedule 13D/A filed on September 18, 2009 for additional information.

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: NGP INCOME MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☑
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 3,609,877(1)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 3,609,877(1)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,609,877(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.5%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO (Limited Liability Company)
(1)  See also Schedule A attached to Amendment No. 6 to the Schedule 13D/A filed on September 18, 2009 for additional information.

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: NGP-VII INCOME CO-INVESTMENT OPPORTUNITIES, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☑
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 109,741
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 109,741
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 109,741
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: NGP 2004 CO-INVESTMENT INCOME, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☑
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 3,500,136
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 3,500,136
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,500,136
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: KENNETH A. HERSH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☑
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 12,310,046(1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 12,310,046(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 12,310,046(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 22.3%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN
(1)  See also Schedule A attached to Amendment No. 6 to the Schedule 13D/A filed on September 18, 2009 for additional information.

EXPLANATORY NOTE

This Amendment No. 8 (this “Amendment”) to Schedule 13D/A last filed on October 13, 2009 (the “Schedule 13D/A”) with the Securities and Exchange Commission relates to the common units (the “Common Units”) of Eagle Rock Energy Partners, L.P., a Delaware limited partnership (the “Issuer”).  The total number of Common Units reported as beneficially owned in the Schedule 13D/A is 12,310,046, which constitutes approximately 22.3% of the total number of Common Units outstanding.  The beneficial ownership of the Reporting Persons reported in the Schedule 13D/A are calculated based on the outstanding number of Common Units on August 3, 2009, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 filed with the Securities and Exchange Commission on August 10, 2009.  The Schedule 13D/A is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment.  Unless set forth below, all previous Items of the Schedule 13D/A are unchanged.  Capitalized terms used herein which are not defined herein have the meanings set forth in the Schedule 13D/A.

Item 4. Purpose of Transaction.

This Item 4 shall be deemed to amend and restate Item 4 in its entirety:

The Reporting Persons acquired the Common Units reported herein solely for investment purposes.  The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.

On November 7, 2009, NGP VII and NGP VIII, together for themselves and on behalf of certain controlled affiliates (collectively, “NGP”), and Black Stone Minerals Company, L.P. (“Black Stone”) made a joint proposal to the Conflicts Committee (the “Conflicts Committee”) of the Board of Directors of Eagle Rock Energy G&P, LLC, the general partner of the Issuer’s general partner (“G&P LLC”) by delivering a letter (the “Proposal Letter”) to the Conflicts Committee.  The Proposal Letter, a copy of which is attached as Exhibit G and incorporated herein by reference, updated NGP’s previous proposal and reflected the results of negotiations between NGP and Black Stone.  The Proposal Letter contemplates (a) a rights offering by the Issuer to its existing unit holders; (b) an equity offering by the Issuer; (c) equity investment commitments by NGP to support a portion of the rights offering and the equity offering; (d) a commitment by Black Stone to purchase royalty and mineral assets from the Issuer; (e) a contribution by Holdings to the Issuer of all Incentive Distribution Rights in the Issuer and 20,691,495 Subordinated Units; (f) an option in favor of the Issuer to acquire all of the Issuer’s outstanding general partner units by acquiring the Issuer’s general partner and its general partner; and (g) the payment by the Issuer to NGP of a transaction fee.

While NGP and Black Stone expect that the terms outlined in the Proposal Letter will constitute an acceptable framework for negotiation of definitive documents, the parties have not reached any binding agreement and are not bound to the terms of the Proposal Letter; rather, the parties will be bound only and if (1) definitive agreements are negotiated, executed and delivered by NGP, Black Stone and the Issuer and (2) such definitive agreements and the transactions contemplated thereby are approved by the Conflicts Committee.  If definitive agreements are signed, closing of the transactions and other matters contemplated thereby would be subject to a number of conditions, including the approval of the disinterested holders of Common Units.

(a)
The information with respect to the possible future conversion of Subordinated Units into Common Units set forth in Item 6 of the Schedule 13D/A is hereby incorporated herein.  The Issuer may grant restricted units, phantom units or options to employees and directors of the Issuer and its affiliates pursuant to a long term incentive plan adopted by the general partner of the general partner of the Issuer.  The Issuer may acquire Common Units to issue pursuant to such long term incentive plan on the open market, directly from the Issuer, from other reporting persons, or otherwise.  In addition, the proposal described above contemplates the acquisition of additional Issuer securities.

(b)	None, except as contemplated by the Proposal Letter.

(c)	None, except as contemplated by the Proposal Letter.

(d)	None, except as contemplated by the Proposal Letter.

(e)
G&P LLC, as the general partner of the general partner of the Issuer, may cause the Issuer to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future.  In addition, the proposal described above contemplates such changes.

(f)	None, except as contemplated by the Proposal Letter.

(g)	None, except as contemplated by the Proposal Letter.

(h)	None, except as contemplated by the Proposal Letter.

(i)	None, except as contemplated by the Proposal Letter.

(j)
Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Amendment, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of this Amendment.  The Reporting Persons may change their plans or proposals in the future.  In determining from time to time whether to sell the Common Units or additional Issuer securities reported as beneficially owned in the Schedule 13D/A (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons.  The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 7. Material to be filed as Exhibits.

Item 7 is hereby amended and restated to include Exhibit F:

Exhibit A	Joint Filing Agreement (filed as Exhibit A to Amendment No. 2 to the Schedule 13D/A on May 4, 2007).

Exhibit B	First Amended and Restated Limited Partnership Agreement of Eagle Rock Energy Partners, L.P. (filed as Exhibit 10.1 to the Issuer’s form 8-K filed October 31, 2006).

Exhibit C	Registration Rights Agreement between the Issuer and NGP-VII Income Co-Investment (filed as Exhibit C to Amendment No. 2 to the Schedule 13D/A on May 4, 2007).

Exhibit D	Registration Rights Agreement between the Issuer and Montierra (filed as Exhibit D to Amendment No. 2 to the Schedule 13D/A on May 4, 2007).

Exhibit E	Letter from NGP to the Board of Directors of G&P LLC, dated September 17, 2009 (filed as Exhibit E to Amendment No. 6 to the Schedule 13D/A on September 18, 2009).

Exhibit F	Letter from NGP to the Conflicts Committee of the Board of Directors of G&P LLC, dated October 9, 2009 (filed as Exhibit F to Amendment No. 7 to the Schedule 13D/A on October 13, 2009).

Exhibit G	Letter from NGP and Black Stone to the Conflicts Committee of the Board of Directors of G&P LLC, dated November 7, 2009.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated: November 9, 2009

EAGLE ROCK HOLDINGS, L.P.

By its general partner,
Eagle Rock GP, L.L.C.

By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Manager

EAGLE ROCK GP, L.L.C.

By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Manager

MONTIERRA MINERALS & PRODUCTION, L.P.

By its general partner,
Montierra Management LLC

By:	/s/ Joseph A. Mills
Joseph A. Mills
Chief Executive Officer

MONTIERRA MANAGEMENT LLC

By:	/s/ Joseph A. Mills
Joseph A. Mills
Chief Executive Officer

NATURAL GAS PARTNERS VII, L.P.

By its general partner,
G.F.W. Energy VII, L.P.

By its general partner,
GFW VII, L.L.C.

By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Authorized Member

NATURAL GAS PARTNERS VIII, L.P.

By its general partner,
G.F.W. Energy VIII, L.P.

By its general partner,
GFW VIII, L.L.C.

By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Authorized Member

NGP INCOME MANAGEMENT L.L.C.

By:	/s/ Tony R. Weber
Tony R. Weber
President

NGP-VII INCOME CO-INVESTMENT OPPORTUNITIES, L.P.

By its general partner,
NGP Income Management L.L.C.

By:	/s/ Tony R. Weber
Tony R. Weber
President

NGP 2004 CO-INVESTMENT INCOME, L.P.

By its general partner,
NGP Income Management L.L.C.

By:	/s/ Tony R. Weber
Tony R. Weber
President

/s/ Kenneth A. Hersh
Kenneth A. Hersh

Exhibit Index

Exhibit A	Joint Filing Agreement (filed as Exhibit A to Amendment No. 2 to the Schedule 13D/A on May 4, 2007).

Exhibit B	First Amended and Restated Limited Partnership Agreement of Eagle Rock Energy Partners, L.P. (filed as Exhibit 10.1 to the Issuer’s form 8-K filed October 31, 2006).

Exhibit C	Registration Rights Agreement between the Issuer and NGP-VII Income Co-Investment (filed as Exhibit C to Amendment No. 2 to the Schedule 13D/A on May 4, 2007).

Exhibit D	Registration Rights Agreement between the Issuer and Montierra (filed as Exhibit D to Amendment No. 2 to the Schedule 13D/A on May 4, 2007).

Exhibit E	Letter from NGP to the Board of Directors of G&P LLC, dated September 17, 2009 (filed as Exhibit E to Amendment No. 6 to the Schedule 13D/A on September 18, 2009).

Exhibit F	Letter from NGP to the Conflicts Committee of the Board of Directors of G&P LLC, dated October 9, 2009 (filed as Exhibit F to Amendment No. 7 to the Schedule 13D/A on October 13, 2009).

Exhibit G	Letter from NGP and Black Stone to the Conflicts Committee of the Board of Directors of G&P LLC, dated November 7, 2009.